UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

April 27, 2006

Item 4.	News Release

The Press Release dated April 27, 2006 was disseminated via Canada Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced that five new diamond drill holes have extended the known epithermal gold mineralization within the Cuello Zone at its La Cabeza gold project, in Argentina. The drilling has now confirmed the presence of at least six mineralized sub-parallel veins in the zone.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 3rd day of May, 2006.

SCHEDULE “A”

For Immediate Release: April 27, 2006

DRILLING EXTENDS CUELLO ZONE GOLD AND SILVER MINERALIZATION AT LA CABEZA

Vancouver, B. C., April 27, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports that five new diamond drill holes have extended the known epithermal gold mineralization within the Cuello Zone at its La Cabeza gold project, in Argentina. The drilling has now confirmed the presence of at least six mineralized sub-parallel veins in the zone.

Of particular note, results from a hole to test the easternmost veins of the Cuello Zone returned an intercept of 5 metres at a grade of 6.2 grams per tonne gold (“g/t”) gold and 104 g/t silver. Separately, three holes drilled to test the westernmost Cuello veins returned intercepts of 1 metre at a grade of 30.5 g/t gold, 3.8 metres at a grade of 3.5 g/t gold, and 6 metres at a grade of 2.8 g/t gold.

Exeter’s Chairman, Yale Simpson, commented: “These results support our understanding that the Cuello Zone vein system is open to the north and south, along strike and at depth. They are also consistent with our recent discovery of an extension to the Luna Zone. We now await a large batch of diamond drilling results from the Mandibula Zone, where we are following up highly-promising channel sampling results. All of these results will be reflected in a new resource estimate later this year”.

Detailed Results from the Cuello Zone

Significant new assay results from five new diamond drill holes are as follows:

Hole	Zone	From (m)	To (m)	Width (m)	Gold grade (g/t)	Silver grade (g/t)
LCD-98	Cuello East	63.8	65.0	1.2	2.7	9.2
		68.0	68.5	0.5	2.5	130
		71.1	76.1	5.0	6.2	104
including		72.4	73.4	1.0	24.7	481
		79.0	81.0	2.0	7.6	65
including		80.0	81.0	1.0	14.1	121
LCD-85	Cuello West	74.0	76.0	3.0	1.5	na
		105.0	109.3	4.3	0.7	na
		110.5	114.3	3.8	3.5	na
including		112.5	114.3	1.8	5.6	5
		123.0	127.0	4.0	1.4	na
		144.0	149.0	5.0	1.1	na
LCD-86	Cuello West	67.0	69.0	2.0	1.4	na
		75.0	76.0	1.0	30.5	19
LCD-88	Cuello West	33.0	34.0	1.0	1.1	16
		49.0	53.4	4.4	1.7	na
including		51.0	51.5	0.5	5.8	26
and		52.7	53.4	0.7	4.0	7

		87.0	93.0	6.0	2.8	na
including		88.0	90.0	2.0	4.6	3
and		91.0	92.0	1.0	4.4	2
		132.0	134.2	2.2	3.2	1
including		133.3	134.2	0.9	6.1	2
		145.0	146.0	1.0	1.1	3
LCD-97	Cuello Central	10.7	11.9	1.2	3.6	10
		73.0	75.2	2.2	1.4	na
including		74.2	75.2	1.0	2.1	15
		158.5	159.1	0.6	18.1	20

Note: “na” denotes that the interval was not entirely assayed for silver.

Diamond drill hole LCD-98 is the first drill hole to test the eastern portion of the Cuello Zone, south of the discovery section (drill holes LCD-24, LCD-62 and LCD-83, reported February 15, 2006). The new drill hole is 25 metres south of the discovery section and demonstrates the continuity of both gold grades and widths. The 481 g/t silver intercept (14 ounces of silver per ton) is one of the highest silver intercepts returned from the Cuello Zone to date.

Diamond drill hole LCD-85 at Cuello West is an infill drill hole that confirms mineralization 35 metres south of the earlier discovery drill holes. Two previously drilled holes sited 40 metres west and 25 metres south of this location had missed the vein. Diamond drill holes LCD-86 and LCD-88, also at Cuello West, are infill holes and the results are in line with expectations.

Diamond drill hole LCD-97 was sited to test the northern extension of the Cuello veins, 25 metres north of prior drilling. The intercepts give a high priority to additional drilling to establish both the strike extent and the vertical continuity of the Cuello Zone.

Exploration Update

The La Cabeza diamond drill rig is currently sited at the Mandibula Zone to test for strike and width extensions to the zone, and to perform infill drilling to upgrade “inferred resources” to “indicated resources”. A multi-purpose diamond and reverse circulation drill rig is operating at the new extension to the Luna Zone, and potential strike extensions of the Central Vein Zone. The RAB rig is currently drilling through sands to define the potential extensions to the Luna and Ojo Zones.

The location of the various mineralized zones can be found on the Exeter website at www.exeterresource.com

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard and blank samples are used throughout the sample sequence as checks. Note that the drill widths presented above are drill intersection widths and may not represent true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current, three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties in Santa Cruz, Rio Negro and Chubut Provinces.

In southern Chile, Exeter has strategic agreements with Rio Tinto Mining and Exploration Limited over gold prospects in the Patagonia region. Prospecting of gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations	Suite 301, 700 West Pender Street
Tel: 604.688.9592 Fax: 604.688.9532	Vancouver, B.C. Canada V6C 1G8

Toll-free: 1-888-688-9592

exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date May 3, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director